Exhibit 99.1

Sapiens Announces a New Version of its DigitalSuite for

Accelerating Insurers’ Digital Transformation

The cloud-native, modular solution empowers insurers to fully leverage digital opportunities and enhance customer engagement

April 7, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the availability of its enriched DigitalSuite, a dynamic, digital engagement and enablement platform that provides insurers the ability to accelerate their digital transformation. Created and designed exclusively for the insurance market by some of the industry’s leading digital experts, Sapiens DigitalSuite is an agile, component-based platform that offers a rich, unified, omnichannel experience.

Sapiens DigitalSuite enables a quick entrance into new markets, with open architecture and seamless integration through advanced APIs, the insight of data-driven business processes and the agility of a cloud-native environment. Sapiens offers a vast ecosystem of digital partners that are pre-integrated, pre-certified and pre-selected to bring real value. Sapiens helps insurers integrate quickly with innovative partners that improve customer experience and create operational efficiencies, maximizing value immediately.

“Sapiens understands that the path to digital freedom is often challenging and complex. It requires a flexible system that insurers can depend on – a solution that goes beyond mere portals,” said Roni Al-Dor, Sapiens president and CEO. “Our newly enriched DigitalSuite empowers insurers on that path to transformation. We are very proud to lead that journey for our customers.”

Sapiens DigitalSuite anticipates and responds to today’s customer expectations, which are the driving force behind the digital evolution of the insurance industry. Customers demand personalized experiences that are available at any time from any device. They also want easy access to information they are seeking and a quick resolution of any problems or questions that arise. As better experiences are delivered, and emerging technologies continue to fuel the digital transformation, most insurers understand that a digital-first approach is critical. Legacy systems fail to provide the necessary customer-centric experiences to meet their transformation goals.

Sapiens DigitalSuite offers the following modular, cloud-native components that can be integrated with insurers’ existing technology landscape:

●	API Conductor – Sapiens API Conductor simplifies integration into any core system, third party data source or Sapiens ecosystem marketplace and provides a unified data view. Sapiens API Conductor provides insurer teams a drag & drop experience when configuring, managing, publishing and testing their APIs, enabling Sapiens to deploy Digital Suite not only together with Sapiens digital core, but also over legacy core systems

●	Journey and Forms Composer - Business users are empowered to introduce and manage existing journeys and workflows, as well as plan and create new ones without having to write code. Simple drag and drop and low-code/no-code functionality accelerates time to market and reduces costs without having to rely on IT resources.

●	Dynamic Portals – Sapiens AgentConnect and CustomerConnect are dynamic portals built to deliver the optimal experiences expected by customers, brokers, agents, employers, alike, providing a high level of personalization to meet the diversified, individual needs of customers

●	BotConnect and LiveConnect – Sapiens brings conversational messaging to the next level, making it highly efficient in engaging customers. Sapiens BotConnect (AI-based chatbot) and LiveConnect (omnichannel live chat) are designed to cultivate and enhance conversational messaging by ensuring perfect handoffs between different channels and personas, between live and AI, which translates to one unified, customer-centric and smooth experience for both customers and representatives that cater to their needs. Together, this duo of components greatly improves operational efficiencies, providing a better service level to end-customers, based on their channel of choice.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

www.sapiens.com